

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2015

<u>Via E-mail</u>
Brian E. Shore
President and Chief Executive Officer
Park Electrochemical Corp.
48 South Service Road
Melville, NY 11747

      Re: Park Electrochemical Corp.
              Form 10-K for the fiscal year ended March 2, 2014
              Filed May 16, 2014
              File No. 001-04415

Dear Mr. Shore:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                    /s/ Stephen Krikorian

                                    Stephen Krikorian
                                    Accounting Branch Chief